Celina Lee Surniak

https://www.celinaleesurniakcoordination.com/

CURRENT BUSINESS/WORK:
- "The Witch's Cottage"- April 2024-Present
  - Co-Owner/Co-Founder (Events/Project Coordination/Management/etc.)
- *Celina Lee Surniak Coordination, LLC*- September 2021- Present
  - CEO (Coordination/Direction/Entertainment)
  - Credits listed below for year specific projects- for FULL list of projects please inquire.
- *Sagitta Signings, LLC*- March 2024- Present
  - CEO (Notary/Loan Signing Agent)

STUNT COORDINATOR / FIGHT DIRECTOR CREDITS (by year of project)

EXPERIENCE: Stunt Coordination – Film & TV
- 2024
  - HANDS ON – Stunt Coordinator | Dir. Nina Kramer
  - ANGELS OF MERCY – Stunt Coordinator | Dir. Andrew Balcof
  - FUNNY STORY – Stunt Coordinator | Dir. Grace McLeod
  - CONTRACTION – Stunt Coordinator | Dir. Andy Greene
  - SUNNY'S CLOSET – Stunt Coordinator | Dir. Carlyle King
  - ARE YOU READY – Stunt Coordinator | Dir. Presley Plowman
  - WINTER OF '79 – Stunt Coordinator | Dir. Julia Elihu
  - COMMITTING – Stunt Coordinator | Dir. Kanya Iwana
  - HAPPY FALL – Stunt Coordinator | Dir. Sean Cawelti
  - THE ARRANGEMENT – Stunt Coordinator | Dir. Charlie S. Jensen
- 2023
  - RISING – Stunt Coordinator | Dir. Andrew Perez
  - "GO TO WAR" – Asst. Stunt Coordinator | Dir. Darrin Bush
  - ZYMIAN'S WISH – Stunt Coordinator | Dir. James Poirier
  - THE DEED IS DONE – Asst. Stunt Coordinator | Dir. Marc Leclerc
  - THE FIGHT – Stunt Coordinator | Dir. Marc Leclerc
- 2022
  - THE LAST OF US – Asst. Stunt Coordinator | Dir. Matt Gorkis
  - ENOUGH – Stunt Coordinator | Dir. Leslie Susman
  - PURPLE EYES – Stunt Coordinator | Dir. John Humphreys
  - DAMAGED – Stunt Coordinator | Dir. Anna Deubell
  - BLOODLIGHT – Stunt Coordinator | Dir. Danylo Hauk
- 2021
  - ALYCE SEARCHES – Stunt Coordinator | Dir. Lawrence Le

- ○ SEEKER FRIENDLY TRAILER – Asst. Stunt Coordinator | Dir. Steve Moreno

FIGHT DIRECTOR – LIVE PERFORMANCES CREDITS (by year of project)
- 2024
  - ○ THE MOTHERFCKER WITH THE HAT* – Fight Director | Dir. Tobie Windham
  - ○ A MIDSUMMER NIGHT'S DREAM – Fight Director | Dir. Sarah Figoten
  - ○ THE PLAY THAT GOES WRONG – Fight Director | Dir. Maryanne Householder
  - ○ SHE KILLS MONSTERS – Fight Director | Dir. Michelle Spears
  - ○ GUY WHO DIDN'T LIKE MUSICALS – Fight Director | Dir. S. Mulroney & J. Rossotto
  - ○ ROBBIN FROM THE HOOD – Fight Director | Dir. Chuma Gault
  - ○ THE VERY BEST PEOPLE – Fight Director | Dir. Melissa Coleman-Reed
  - ○ YERMA – Fight Director | Dir. Jahel Corban Caldera
  - ○ HAPPY FALL – Fight Director | Dir. Sean Cawelti
  - ○ PSYCHO BEACH PARTY – Fight Director | Dir. R. Bergmann & T. DeTrinis
  - ○ IN FOR A PENNY – Fight Director | Dir. Jacob Sydney
  - ○ DISTRACTIONS AT THE CRASH SITE – Fight Director | Dir. Ryan Bergmann
  - ○ THEN SHE PICKED UP THE SWORD – Fight Director | Dir. Julia Davis
  - ○ WOLF AT THE DOOR – Fight Director | Dir. Marilet Martinez
  - ○ ARROWHEAD – Fight Director | Dir. Jenna Worsham
  - ○ MUSE OF FIRE – Fight Director | Dir. Mikey Mulhearne
- 2023
  - ○ TITUS KILLS – Fight Director | Dir. James Ferrero
  - ○ ROMEO AND JULIET – Fight Director | Dir. Olena Hodges
  - ○ BOLD STROKE FOR A HUSBAND – Fight Director | Dir. Emily Lyon
  - ○ NEWSIES – Fight Director | Dir. Jeff Maynard
- 2022
  - ○ LET ME IN – Fight Director | Dir. Brynne Thayer
  - ○ SHE KILLS MONSTERS – Fight Director | Dir. Collin Bressie
  - ○ A MIDSUMMER NIGHT'S DREAM – Fight Director | Dir. Renee O'Connor
  - ○ NIMROD – Fight Director | Dir. Alina Phelan
  - ○ PUFFS – Fight Director | Dir. Sarah Figoten

INTIMACY COORDINATION / INTIMACY DIRECTION CREDITS (by year of project)
- 2025

- ○ WILLING SUSPENSION OF DISBELIEF – Intimacy Director | Dir. Rachel Berney-Needleman
- **2024**
  - ○ COUGAR ZADDY – Intimacy Coordinator | Dir. Peiqi Peng
  - ○ SCHOOL FOR SCANDAL – Intimacy Director | Dir. Mikey Milhearne
  - ○ THE MOTHERFCKER WITH THE HAT* – Intimacy Director | Dir. Tobie Windham
  - ○ A MIDSUMMER NIGHT'S DREAM – Intimacy Director | Dir. Sarah Figoten
  - ○ THE PLAY THAT GOES WRONG – Intimacy Director | Dir. Maryanne Householder
  - ○ SCARE ME – Intimacy Director | Dir. Jennifer Zahlit
  - ○ LUZMI – Intimacy Director | Dir. Elisa Bocanegra
  - ○ GUY WHO DIDN'T LIKE MUSICALS – Intimacy Director | Dir. S. Mulroney & J. Rossotto
  - ○ ROBBIN FROM THE HOOD – Intimacy Director | Dir. Chuma Gault
  - ○ THE VERY BEST PEOPLE – Intimacy Director | Dir. Melissa Coleman-Reed
  - ○ YERMA – Intimacy Director | Dir. Jahel Corban Caldera
  - ○ HAPPY FALL – Intimacy Director | Dir. Sean Cawelti
  - ○ PSYCHO BEACH PARTY – Intimacy Director | Dir. R. Bergmann & T. DeTrinis
  - ○ HANDS ON – Intimacy Coordinator | Dir. Nina Kramer
  - ○ ADULT ENTERTAINMENT – Intimacy Director | Dir. Jim Grollman
  - ○ IN FOR A PENNY – Intimacy Director | Dir. Jacob Sydney
  - ○ SINGULARITIES – Intimacy Director | Dir. Laura Stribling
  - ○ FUNNY STORY – Intimacy Coordinator | Dir. Grace McLeod
  - ○ WOLF AT THE DOOR – Intimacy Director | Dir. Marilet Martinez
  - ○ SPRING AWAKENING – Intimacy Director | Dir. S. Mulroney & J. Rossotto
  - ○ MAMMA MIA – Intimacy Director | Dir. Sarah Figoten
  - ○ MUSE OF FIRE – Intimacy Director | Dir. Mikey Mulhearne
  - ○ ARROWHEAD – Intimacy Director | Dir. Jenna Worsham
- **2023**
  - ○ ROMEO AND JULIET – Intimacy Director | Dir. Olena Hodges